Exhibit 2



August 26, 2003

Mr. Michael Walker
Chairman
ElderTrust
2711 Centerville Road, Suite 108
Wilmington, DE  19808

Dear Mike:

I am writing to formally request that the ElderTrust Board grant me a seat on the Board of Trustees. As you know, we have been informally discussing this issue since last March when I first became aware that the company was planning on adding two new trustees. I was very disappointed that you would add new trustees without at least seeking our input. We have been shareholders for over two years and you certainly were aware of my keen interest in what is going on at the company. As the largest outside shareholder, I feel that it is very appropriate that we have input on these important matters. Over the past several months I have complied with your requests that I come to Philadelphia to meet you, and that I meet the other trustees at the annual meeting. With the recent announcements regarding the company's decision to pursue a massive reconfiguration of its investments, I feel that I can no longer remain silent and continue to perform my fiduciary responsibilities to my investors. I am very concerned as to whether the proposed Genesis transactions are indeed in the best interest of shareholders and I would like to be a part of the discussion as to the future direction of the company.

My concerns over the quality of the decisions being made is perhaps best explained by examining the Harston Hall/Pennsburg Manor transactions that were announced in the company's press release of August 13, 2003. The historical financial information provided in the 10k's for 2001 and 2002 showed the following:

                         Investment     Investment    Annualized       Lease
($ in million's)         12/31/2001     12/31/2002       Rent        Expiration
----------------         ----------     ----------       ----        ----------

Harston Hall                7.835         5.716          0.853        Jan-2010
Pennsburg Manor            11.567         11.571         1.164        Jan-2010


Selling Harston Hall to Genesis Health Ventures, Inc. (Genesis) for $2.6 million represents a valuation of only 33% of its carrying value at the end of 2001. It is stunning to me that the value of our property declined so much so fast. The price also seems extremely low in relation to the rent obligation that exists on the property. If the purchase price were viewed as simply buying out the rent obligation, then by my calculations we are discounting the future rents (assuming there is no escalation clause) at a rate in excess of 25%. The return to Genesis appears far higher given that they are getting ownership of the property too. How can this be advantageous to ElderTrust?


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Similarly when viewed on a per bed basis, the buyout price of $13,265/bed ($2.6 million divided by 196 beds) also seems extremely low. While ElderTrust has declined to provide any specific information on the operations of the property, the price seems low even compared to values realized by other property owners in states that have much more difficult operating environments. For example, on July 1, 2003 Kindred Healthcare announced the completion of the divestiture of their money-losing Florida operations for $64 million, which represents a price of over $25,000 per bed for the approximately 2,500 beds that they owned.

The second piece of the transaction reflects the payment of $2.5 million by Genesis in return for cutting the rent on the Pennsburg Manor property to $656,000 per year, a cut of $508,000. In applying a present value calculation, it would appear that the discount rate used in arriving at the payment figure was approximately 8% (again assuming no lease escalators). Undertaking this transaction would only make sense if ElderTrust could turn around and reinvest the payment received at a rate above the 8% discount rate. That, however, seems questionable given the implied return on retaining the Pennsburg Manor property via the loan settlement.

In return for paying the lender $11.5 million, ElderTrust was able to retain ownership of both properties. Subsequently Harston was sold for $2.6 million, which implies a cost of $8.9 million to retain Pennsburg Manor. At its new annual rent rate of $656,000, the rent yield on this additional outlay is only 7.4% ($656,000 divided by $8.9 million). Therefore the process of present valuing a portion of the Pennsburg Manor lease payments at 8% is clearly dilutive when the reinvestment opportunity is less than 7.4% (when overhead costs are allocated). It also says nothing of the fact that ElderTrust is already carrying Pennsburg Manor on its books as an $11.5 million investment at December 31, 2002. Retaining Pennsburg Manor under these terms does not seem to make sense given that most healthcare REITS talk about buying nursing home properties at cap rates of 10-12% or better.

The above analysis is only one example of why I am concerned with the recent decisions at ElderTrust. Perhaps there are valid explanations for the decisions being made, however ElderTrust has been unwilling to provide any specifics that would allow me to reach that conclusion. With so many important decisions being made regarding asset sales and capital deployment, I believe that you owe it to your shareholders to have an outsider who is also a large owner on the Board to participate in these decisions. I believe that my 17 years of investment experience would be an asset to the Board and that our 7.4% ownership position merits our inclusion.

Your recent response that the Board has not had time to take up my request is not satisfactory; five months is more than adequate to have come to a decision. With two open seats currently available, the Board can act on my request immediately. There is no need for further delay.

Sincerely,

/s/ Andrew R. Jones
-------------------
Andrew R. Jones